QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.7

May 23, 2002

Mr. Sandy Tennant
Nefilim Associates, LLC
130 Atlantic Avenue
Swampscott, Massachusetts 01907

RE:        Contract Status—Termination

Dear Sandy:

        Per our recent discussions of you contract, we will pay the additional draws of $20,000 that you have requested. You have indicated that we will have a "credit" on account for additional business and any cash compensation that may be due to you in the future.

        Regarding option grants, you will find enclosed copies of the two stock option grants due under your contract. Each grant is for 6,250 shares. The first grant is at the closing market price on the date before the grant, or $4.05 per share. The second grant is at the closing market price on the date before the grant, less ten percent, or $2.61.

        On additional options for the Blair funding, my view is that it is not reasonable to pay additional options for money invested by Marvin, Kris, or you. You received a substantial warrant position as part of your investment and additional options were not intended to be paid on what is essentially our own money.

        On a go forward basis, we need to bring a laser focus to our business pursuits. Therefore, we need to terminate our contractual arrangement. To that end, in accordance with paragraph 7 of our Independent Contractor Services Agreement dated December 3, 2001, we are hereby giving notice of cancellation. We will no longer reimburse expenses and will only pay commissions—at a rate to be agreed upon—based upon actual transactions closed.

        If we do well, you do well on the SSP investment instruments that you hold. As you come across opportunities that fit with our business, it would make sense for us to discuss those with you. We look forward to moving our business forward and generating substantial returns on your investments in SSP.

Sincerely yours,

/s/  THOMAS E. SCHIFF

Thomas E. Schiff
 Chief Financial Officer

Cc:
Marvin Winkler
Richard Depew
Kris Shah

QuickLinks

  EXHIBIT 4.7